Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following notice was posted to The Gillette Company’s internal web site:

Gillette and P&G Announce Transition Steering Committee

17-Feb-2005

The first step in the merger between P&G and Gillette is the designation of a Steering Committee with members from both companies that will plan for the future integration of the companies. This Committee will focus on fielding the best team through a process that will be transparent and open. Communications will be made in a timely manner.

The primary job of the Steering Committee is to decide what the combined organization will look like and then plan accordingly. To achieve the best result, the Committee includes senior Gillette leaders from areas that have the largest employee populations. These Committee members will work hand-in-hand with their P&G counterparts.

The Steering Committee will be co-chaired by Jim Kilts and Clayton Daley, P&G’s Chief Financial Officer, and include the following members from Gillette (members from P&G will be communicated later):

LEADERSHIP

          Jim Kilts – Chairman & Chief Executive Officer

CORE TEAM

          Human Resources
          Ned Guillet – Senior Vice President Human Resources

          Commercial Operations
          Ed Shirley – President Commercial Operations International
          Joe Dooley – President Commercial Operations North America (CONA)

          GTM
          Ed DeGraan – Vice Chairman, Global Technical and Manufacturing
          Mike Cowhig – President, Global Technical and Manufacturing (GTM)
          Joe Scalzo – Group President, Global Value Chain & Personal Care

          IT@G
          Kathy Lane – Senior Vice President, Chief Information Officer

          Finance
          Chuck Cramb – Senior Vice President, Chief Financial Officer

          Legal
          Richard Willard – Senior Vice President General Counsel

          Strategy and Planning
          Peter Klein – SVP, Strategy, Business Development & Global Marketing Resources

Many Gillette associates have asked how they can best contribute to this process. In the coming months, Steering Committee members will participate in a number of meetings with associates at different levels of the Company.

During this transition period, it is important for associates to remember that Gillette has a complete responsibility to sustain its business and to continue to provide customers and consumers with first-class products and service.

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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